EDIT

App-App

Complimentary appetizers whenever you dine out

technology app b2c advertising food

📷 APP-APP.CO NEW YORK



Todd applied to the 2019 Idea Challenge

$0 ❓

of a $280,000 goal from 24 potential investors

| $100 min | **Commit** |

FOLLOW FOR UPDATES

SCHEDULE A CALL

Non-Binding Commitment. App-App must raise at least $20,000 within:

Invest via a
Future Equity Agreement ❓
W/ MOST FAVORED INVESTOR CLAUSE
If any future investor gets a better deal, your contract matches those terms.



We're working on this because we want to expedite rewards for users while keeping costs down for restaurants. There's been a big push to providing rewards for loyalty, but customers often have to wait a long time to use them. Our competitors charge restaurants so much to participate in their listings that it cuts into the restaurant's bottom line.

Todd Folk CEO/CoFounder @ App-App

 **ABOUT**   UPDATES ²   GRAPEVINE ²⁷   ASK A QUESTION ⁰

Why you may want to support us...

1   75+ partner restaurants in NYC including: Sen Sakana, Sparks Steakhouse, Obica Mozzarella Bar, and Le Rivage.

2   Restaurant Growth ~ 15% MoM for past 5 months.

3   150+ Monthly Active Users.

4   User spend per appetizer redemption is ~$45 at partner restaurants.

5   We DO NOT pay for appetizers; they are covered 100% by the restaurants.

6   Released MVP in November 2018.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS

 **Todd Folk**
CEO/CoFounder
10+ years in the hospitality industry. Entrepreneur who has founded and sold two companies. Tobacconist & Rum aficionado.


 **Nick Ludwig**
COO/CoFounder
5+ years in foodtech. #1 sales person nationwide for corporate tech catering platform.


Why people love us

 **Keith Murphy**
Friend

 *He's enthusiastic. I'm betting on his character and competence.*
Anthony Onwugbenu Friend $100

 **Barbara Ludwig** Other Family Member $2,000

See more on Buzz

Downloads

App-App Deck 3-19.pdf

The Story of App-App

We launched in 2018 and but this crazy journey began much earlier and is still just starting.

When One Crazy Idea Sparks It All

Back in 2016, Nick and I worked together at Cater2.me - a Food-tech startup changing the face of corporate catering. We were bitter rivals in sales constantly fighting for that #1 spot - but always there to help the other succeed and improve. I remember when he looked at me for the first time and simply said "I have an idea, and I don't know what to do with it". That idea was the premise for App-App... reward people right away for choosing to enjoy a restaurant. As a previous bar owner, driving traffic resonates with me, but honestly the fees many times don't - so we decided to set out and find a way to make this crazy concept work.


What's The Deal With
App-App?
We are a membership based mobile app that allows users to claim one complimentary appetizer per day from any of our partner restaurants.
App-App Restaurants
Category
View Map
A La Turka
0.7 Miles Away
View
Stax Sports Bar
0.7 Miles Away
View
KIPS BAY
GRAMERCY PARK
EAST VILLAGE
BOWERY
Brick Lane Curry House
Cafe Español
SIGN UP FOR $10.99/MONTH
DISCOVER NEW RESTAURANTS
ENJOY GREAT FOOD IN NYC!

The initial concept was simple - restaurants should use their food for marketing.

Research Never Tasted So Good

We went around to restaurants and bars in Hells Kitchen, NYC, our stomping ground, and spoke to managers and owners about the concept. It was then that we really understood just how much current mobile marketing gouged restaurants, typically taking between 35-75% of the bill. This is when we became adamant about making our platform HELP, instead of gouge, restaurants by removing all fees. Top that off with seeing how many of them were excited to offer a free bite to lock in a customer, we knew we had a winner on our hands.



Getting to sample amazing dishes is the greatest perk. Oh, all of these are available on App-App!

How TechDay 2018 Stopped Us Cold

We launched into our beta just in time for TechDay of 2018. Over joyed and with a lot of hype from people coming up to us we were sure this was going to work.... but it didn't. Despite hundreds of people giving over info and seeming really excited, we added very few subscriptions. We were so focused on what our restaurants needed that we didn't take ample time to really learn about what our users wanted. We assumed that everyone would want free appetizers and paying a subscription for any access wouldn't be an issue - boy were we wrong. We spent the next several months correcting our app and questioning our users to design a unique experience that resonates with them.




APP-APP
GUAC ROCKS!
Enjoy one complimentary appetizer per day, everyday.
Join us now!
GUAC ROCKS!
THIS IS HOW I ROLL!

Seeing the excitement of people learning about App-App was amazing!

Rethink, Redesign, Restart

We are now in the process of rebuilding App-App with the wealth of information we have received from both users and restaurants. We have our new layouts and designs of the revamped App-App ready for development and have shifted to a freemium model to pique user interest and drive early growth. Now users get to explore all our restaurants, learn about their complimentary offerings and try out some options risk free! With over 75 restaurant partners and growing in NYC, we are primed to tackle this year and beyond, and create a unique experience for restaurants and our users to reshape how everyone eats out.


Restaurants
Cafe Chili
Wok Wok
Kitchen at Cobble Hill
Libertador
APP-APP
LIVE VERSION (MVP)
NEW VERSION

Lots of user feedback went into the redesign of App-App and we can't wait to release it with your help.

Creating a Blueprint for Growth

The previous year was all about bringing our first batch of restaurants on board... I mean what good is an app about food with no food. The last quarter was working with our beta users to really define what they needed and wanted from our app and then designing it. Moving forward we are all about user growth (don't worry though, we are still adding new restaurants too!). To accomplish this, we are starting to work with our partner restaurants to have events at their locations to drive awareness to us and attract customers that can get immediate value from App-App, working with several food influencers to promote the app, as well as being part of various food and tech events throughout the city. To kick things off, as well as to encourage quick usage, we have made App-App Premium 100% free until September 1st (the expected release date for the updated release). Since doing that on May 2nd, 2019, we have already seen a ~25% growth in users.

We are excited to have you as part of this journey to change the way mobile marketing works for the the restaurant industry!

Investor Q&A

– COLLAPSE ALL

What does your company do?

We provide users a complimentary appetizer when they dine at our partner restaurants.

Where will your company be in 5 years?

Our focus is to unquestionably become the go-to platform for people who want enjoy restaurants. Within the first 5 years we aim to have expanded to every major metro region in the US.

Why did you choose this idea?

We're working on this because we want to expedite rewards for users while keeping costs down for restaurants. There's been a big push to providing rewards for loyalty, but customers often have to wait a long time to use them. Our competitors charge restaurants so much to participate in their listings that it cuts into the restaurant's bottom line.

to invest to participate in their listings that it sees into the restaurant's bottom line.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

This is two fold. First, society is becoming more impatient. Currently loyalty programs require multiple visits or high thresholds and studies have show that the wait detracts from the value of the perk. Add to that the fact that digital marketing spend is increasing for restaurants, not just in volume but in cost to drive customers, and you have an environment where the cost to make a customer feel special by offering them a perk now is similar to the cost to convert them through ads.

What is your proudest accomplishment? ⌄

I was homeless and slept in a parking garage during part of my time in high school. I worked 3 jobs to pull myself out of it in order to put myself through college eventually opening (and selling) a cigar company.

How far along are you? What's your biggest obstacle? ⌄

We have released our MVP out of beta and currently have 75 partner restaurants and 700 registered users. Our biggest obstacle right now is balancing the blend of restaurants to users so that the value for both parties is visible.

Who are your competitors? Who is the biggest threat? ⌄

We view companies such as Groupon, Yelp, Seated to be competition as they operate in the space of driving people to restaurants. We view Yelp to be the biggest threat as they have the funding and staff to challenge if need be.

What do you understand that your competitors don't? ⌄

Coming from the restaurant industry, we understand how the costs related from our competitors platforms can end up hurting more than helping in a lot of scenarios. Also - we don't do "discounts" as restaurants don't like how it cheapens the feel of their place.

How will you make money? ⌄

We are a freemium platform. Free users get 3 complimentary appetizers per month, while premium users can claim one per day for $10.99/month.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risk is copy-cat. The power of the initial platform isn't in its technology but in its ability to easily connect interested diners and restaurants. Moving too slowly to other locations and allowing copy cats to get a strong share in new cities beforehand would force us to use heavier marketing to take it away and limit our ability to put that money towards additional growth potentially exacerbating the issue.

Our success is balanced around speed of growth to new areas and depth of growth, meaning how quickly we can get restaurants onboarded.

What do you need the most help with? ⌄

An area where additional expertise would be highly welcome would be in user growth and engagement - while we are confident we will find success in these through experimentation, but having extra knowledge is invaluable.

What would you do with $20,000? How about $100,000? ⌄

$20,000 lets us push our product from MVP to a full product that has had ample feedback from both users and restaurants. $100,000 allows us to grow our sales team to quickly expand our partner restaurants as well as market App-App to users via events and partnerships.



Wefunder Advisors is an exempt reporting adviser that advises or advises of AO Led in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Reg Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Reg A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our **Terms & Privacy Policy**. If investing, you accept our **Investor Agreement**. You may also view our **Privacy Notice**.

EDIT

App-App

Complimentary appetizers whenever you dine out

📷 APP-APP.CO   NEW YORK

technology   app   b2c   advertising   food



Todd applied to the 2019 Idea Challenge

$0 ❓
of a $280,000 goal from 24 potential investors

| $100 min | **Commit** |

FOLLOW FOR UPDATES

SCHEDULE A CALL

Non-Binding Commitment. App-App must raise at least $20,000 within:

Invest via a
Future Equity Agreement ❓
W/ MOST FAVORED INVESTOR CLAUSE
If any future investor gets a better deal, your contract matches those terms.



We're working on this because we want to expedite rewards for users while keeping costs down for restaurants. There's been a big push to providing rewards for loyalty, but customers often have to wait a long time to use them. Our competitors charge restaurants so much to participate in their listings that it cuts into the restaurant's bottom line.

Todd Folk CEO/CoFounder @ App-App

🍴   ABOUT   UPDATES²   **GRAPEVINE**²⁷   ASK A QUESTION⁰

What people are saying

SEND INVITES

To increase your odds of success, invite more people who can vouch for you



Keith Murphy Friend $500



He's enthusiastic. I'm betting on his character and competence.
Anthony Onwugbenu Friend $100



Barbara Ludwig Other Family Member $2,000



Yes, I witnessed first hand Todd starting a Cigar Shop from the ground up, working with major vendors, hosting events, & working with other local business to get his product out there. He did all this while in college. I can absolutely vouch for him
Nick Manento Friend $100



I work next to Todd & Nick, one thing is clear - these guys are determined to make this happen. They believe in this app and are working to move mountains. They also have the intelligence to work smarter, not just harder. I believe in them 100%.
James Reeves Friend $100



I managed both Todd and Nick at Cater2.me. They were always my top sales guys. I remember both of their job interview... I told Nick we no longer really needed to hire a salesperson and he sold me on the spot on while I needed to hire him right there (one of the best decisions I made as a manager). Todd told me about his journey from being homeless to selling a company in his interview and that also sold me on the spot. I believe the two of these guys together will make magic.
Jon Ebner Friend $1,000



Nick Ludwig and Todd Folk, co-founders of App-App, are uniquely motivated and talented individuals who are destined to succeed in this endeavor. I am confident in both Nick and Todd's abilities and fully vouch for them in this challenge!
Mike DeFlorio Friend $0



Joseph Mitchell Mentor $250



Todd and I worked together at a cigar lounge in midtown Manhattan. I was




Todd and I worked together at a cigar lounge in which I considered was fairly new and unfamiliar with much of our product, and he stepped in to help increase my knowledge. He also taught me the best practices to run the lounge, promote customer service and increase associate morale during busy nights. I've recently been promoted to Assistant General Manager, and I give Todd a great deal of the credit to helping me acheive this goal. His passion for cigars is as dedicated as his passion for his business. He still frequents the lounge, and his major focus is working on his app. We always talk about what he's working on, he shows me new features and updates, and his biggest hurdle is funding for the project. I believe in and use this App frequently, I believe for New Yorkers, both users and restaurants, this is an amazing opportunity.

Holly Maholski Friend $250



Todd is a hard working driven person who will not stop until he succeeds in his goals.

Zachary Farber Friend $0



I have known Todd Folk for three years. I can vouch for Todd in three areas: personality, industry knowledge, and character. Todd's personality is to question, to analyze, to seek solutions, and to involve as many people and resources as he needs to move forward. He is a solver. He evaluates alternatives and moves. Todd's drive to understand and solve at times can seem overwhelming. But ask anyone who knows him, and I can attest to this, and they will tell you he is sweet and kind, albeit focused. App-App is perfect for Todd because it combines personal drive to find solutions with his business acumen and knowledge of the foodservice industry. Todd has been a chef, a marketer, a program designer, and a customer relations manager, to name a few of his industry touch points. For me, however, character trumps drive and knowledge every time. Todd is honest and truthful (he's not wired any other way), and wants his life and labor to add value to people's lives. While I can vouch for Todd's personality, industry acuity, and depth of character, I had to try his product, App-App. As a member of a party of six, we sought a restaurant in NYC that met two criteria: Peruvian food and App-App participant. We found Baby Brasa in the West Village and it was terrific! Because three of us were App-App customers, we ordered three "free" appetizers and shared them at the table. The empanadas were delicious, the ambiance great, and our intention to find other App-App restaurants in New York City tweaked!

Howard Miller Customer $100



I became an App-App user not only because I love to go out to eat and am on a budget, but because I know and believe in Todd Folk. Everyday I witness him seek smart solutions to the hurdles at hand. He doesn't allow himself excuses; he simply gets the job done with positivity and capability. If a strategy needs to pivot to succeed, he has the well-developed ability to detect those signs early and implement with efficiency and speed. His expertise in finance and international business are integrated with his management priorities. I have personally watched him build effective systems with many moving parts for a handful of different companies. Most importantly to me, he is deeply concerned with teaching and nurturing his team where necessary; so that everyone, as well as the company, are on track to grow. I have absolute faith that Todd can and will bring App-App to fruition and profitability. I've been an App-App user for the past year and I love it. Their customer service is prompt and personal. I almost never consider dining at a non-App-App restaurant these days. The app is easy to use as well as to share with friends. I've been to many of the restaurants. The list is always growing so there's always a new choice, though I am finding favorites for my repeat business like Peruvian/Japanese fusion Sen Sekana in midtown. Their Addictive Cucumber appetizer on offer through App-App is exactly that. I keep going back for it; and then try out more and more of their unique menu. I leave every App-App outing not only stuffed, but relaxed because I didn't break the bank. As a user of App-App, I can't wait for them to have the proper resources to bring this innovation to scale. As a friend and collaborator of Todd Folk's, I know for a fact he is the executive to steward these resources.

Krista Miller Customer $100



Mike Dounoulis $0



My introduction to App-App came when their co-founded Nick approached me with an idea that promoted a service I thought was unique and functional for people living in cities. I witnessed Nick take a hands on approach and pursue the project with rigor from conception. Nick is able to utilize his experience within the food service industry to identify users and customers in a way that maximizes revenue. When Nick first approached me with the concept of App-App, we discussed steps to move forward and it was clear to both of us that the while the idea was simple, the goal was robust. He's always been someone I could have an open dialogue with and I think his open mindedness is what makes him a successful entrepreneur.

Adam Feit Friend $200



Todd is one of the smartest and hardest working people I have ever met. His story is one of the most grit and determination-filled success stories have ever heard. When Todd was in high school, he had a falling out with his family that left him homeless off and on for several years. Despite endless trials and tribulations, Todd fought his way back from sleeping under the Walt Whitman Bridge to putting himself through college and building his own cigar company. I honestly think App-App is a really solid concept, backed with sound data, and most importantly it makes sense for its users on both ends. I've seen first hand Todd working day and night to push it through the finish line. Todd is a proven entrepreneur and I would love to invest in Todd's current endeavors because I am confident that they will be a success. In fact, I was so confident in Todd's abilities that I hired him at my previous company to build our CRM, where over a several month contract, Todd was able to completely change the

pace and direction of our business. His patience and unique view on problem solving helped to keep our team on track even when we were being pulled from every side from various stakeholders.

Rob Causey Friend $1,000



I have previously chosen to invest in Todd Personally, Financially, and with my personal time in the past and could picture myself doing it again in the future. Although I could regale you with stories upon stories illustrating the many positive qualities Todd encapsules as a leader, manager, and entrepreneur, there is one humongous reason I would choose to support Todd again... Todd does NOT understand the word "no." This makes Todd a natural at Sales, capturing the "Yes!" from even the most reluctant. I believe this comes from the hardest and first sell he ever made in his life, to himself. Todd has sold himself on the dream of being his own man in business, on being an entrepreneur a couple times over, and most importantly defining his worth by his own standards. This may sound simple, but not when you know more about his youth. Todd has battled family strife which led to him being homeless as a youth. Many would have chosen to give up facing the same odds as Todd. Todd chose not to give up. He has fought from the bottom for everything he has earned. And what's more, he's done it while still valuing life around him, never judging others. I am forever amazed at the energy and positivity Todd continues to embrace, despite all the challenges he has faced. I'm ever honoured to be considered his investor, advisor, and friend.

Justin Andrew Demi $1,000



Nick and I not only grew up in the same home but also lived together for three years in Hell's Kitchen when I first moved to NYC. He's always had random business ideas over the years but when he wouldn't shut up about the idea for App-App I knew this was something different. Then when he'd start bailing on weekend hangouts so he could roam around the neighborhood chatting with restaurant owners over something that didn't even exist yet, it became obvious that there was a lot more to this than previous ideas he's had. I've watched App-App grow from when it was literally just a thought to where it is now and I'm fully confident he (and Todd) are the right people for the job.

Matt Ludwig Sibling $1,000



When I met Todd we were both in our Junior year in college studying finance. At first I was not too fond of him, particularly because he was way too inquisitive in class. I literally never met another student who would hold up class time to discuss the details of option pricing or Austrian economics. As an annoyed student, I decided one day after class to confront him about his question asking. He said something so simple, yet so profound for a college student to say, "We're here to learn aren't we?"As small as that statement was it pushed me to get to know him further and to see the world through his eyes. To be quite honest, the decision to do so has probably been one of the greatest decisions of my career. Todd has taught me to push back against conventional thinking, to have genuine interest in all that I do, and to be as honest as possible along the way. Our discussions has played an integral role in my successful career in finance as well as a successful law student. I've learned directly from him that our entire lives is a learning experience and in order to fully live it we need to have passion in all that we do. Since Todd has moved to New York, I've watched him succeed, fail, dust himself off and try again. I have absolutely no doubt that he'll be successful in App-App not only because he's intelligent, but also because truly cares and loves what he does. He knows the food service industry in and out (and he's an excellent cook as well). I've heard that the industry veterans are the best at making and growing new products in their space and Todd is precisely one of those.

Carl H. Joseph-Black Friend $500



Todd has the tenacity and grit required to be a talented operator built up from his multiple startup and execution experiences. Moreover he has relevant restaurant and hospitality industry perspective from both the consumer and backend sides. He willed a cigar business into existence while in college and subsequently created a CRM from scratch. He has also personally advised me as I try to start my own company - and his approach to building products, teams and technology has been invaluable. Specifically, with his latest creation, the business model of using appetizers as an upfront discount coupon (or dangling carrot) - that he receives at no cost to the company - could actually be the first true innovation in restaurant lead generation since groupon (and opentable before it). Lending credibility to his marketing concept is the impressive network of restaurants he's already signed up on a shoestring budget, together with his early consumer adoption. Finally, he's an (irritatingly) facile solver of brain-teasers that would stump most humans.

Michael Kestenbaum Friend $250



I met Nick in NYC when we randomly met after joining a soccer team together. Being that he is someone with unimaginably excellent interpersonal skills, I was always amazed by his self motivation, how comfortable he always was in social settings, and his always positive demeanor. Whenever we rolled into bars and restaurants after our games, Nick was always chatting up the staff and picking their brains to figure out what kinds of deals and concepts worked best for them... being that our entire league usually went to the same few bars every time, he knew there was some sort of deal in place and was always trying to figure out how that all worked. He just has a gift. Even when we're out for casual lunches or happy hours, he's working even though he's not technically "working". He is passionate, creative, unique in every sense, inspiringly good at what he does and has the courage, the smarts, and the people skills to excel in any endeavor he sets out for. With all of that on the table, it's without even thinking twice about it that I wholeheartedly vouch for Nick in any and every capacity, but especially in his journey towards making App-App something big.

Elizabeth Pierce Investor $0



I met Todd in shared office space and in addition to being an early user of App-App have found him to be an excellent founder and great peer. Todd is always willing to lend advice or share a story to help with issues other

founders are having in our office space. And I see this wealth of advice and experience being put into use for their own startup as well. I'm excited to see their continued progress as they add more restaurants to the platform (and for my appetite to be the beneficiary of that progress). I'm also excited for them to go live on WeFunder so I can partake in their success!

Douglas Ver Mulm Customer $200

I worked with Todd and Nick for over a year and was continually impressed with their big picture mindset and ability to get things done. They are personable, ambitious and, most importantly, they maintain integrity in everything they do. I believe in their idea, but most of all, I believe in these people.

P Amidon Advisor $500

Todd was brought on as a consultant for my company to help break-down and overhaul our CRM system. During this time, I was always impressed with his ability to manage the project while also maintaining constant communication with each of the stakeholders included. His mindset was regularly looking two steps ahead, in order to ensure that each group leader felt their respective business needs were top of mind throughout each major phase of the project. As a result of this type of mentality leading the charge, full adoption of the overhauled system was met with excitement and open arms, which I must say is a rarity, especially when dealing with such a materially impact roll-out, affecting almost every single individuals workflows that they've grown accustomed to over time. That being said, I am fully confident in Todd's capabilities as a founder and have no doubt he has the skills and drive to succeed in this endeavor. Additionally, I use App-App and truly believe the concept is quite unique while still remaining extremely simple to understand and leverage as a consumer.

Chris Ippolito Friend $0

I can say much about Todd, he is brilliant, well versed on many subjects. Todd can have a conversation with a CEO or a homeless person. Todd is driven, passionate and ambitious. He won't quit until he solves the problem, he is stubborn but uses it as an asset in his life., it enables him to be determined to succeed at the task at hand. When he was in college, I was amazed how he opened his own Cigar shop, limited funds did not deter him, it actually motivated him to seek investors, he did this on his own. He is self motivated. Todd never holds a grudge, is forgiving and sensitive to people's needs. My husband and I believe in him and know he has great potential for great success. He is a problem solver, thinker, and doer. It requires courage to do the things he has done, I am very proud of his accomplishments.

Maureen Barnard $500

Nick and Todd are the best salespeople I've ever met, period. They are passionate about App-App and definitely know what they're doing. I have no doubt that App-App is a good idea and that's why I started to work for them. During my time at App-App, Todd was really supportive and responsive for my job. He provides valuable insights and feedback without making you feel he's bossing around without knowing anything - if you ask me, I'd say he's basically a relentless running engine that keeps moving forward no matter the circumstances, and he would not stop until he gets what he wants. His optimism and enthusiasm really catches you - I can't imagine anyone would hate working in this team. All in all, I'm 100% confident that they are the right people to make this idea work.

Wei Guo Friend $100

Over the last two years I've watched Nick work relentlessly in taking what was at first just a fun idea and building it into something that is now real. I've had phone calls with him multiple times over the last two years where he's been out in snowstorms and pouring rain selling to restaurant managers and owners because he knew those were the times he'd have the best chance to speak with the correct people. Nick's passion for building App-App into a successful company is unmatched and I have no doubt that with the right tools in place App-App will be a homerun.

Chris Ludwig $5,000


I met Todd last year at TechDay NYC. I liked his passion and charisma for his product since day 1. I asked him to join as one of the companies in my incubator and he has grown nicely with us. He has engaged with more and more restaurants/customers as time went on and has even taught himself how to code and design in a short period of time. He is actually the definition of a hustler. On the product front, I think he has found a way to create real discover + loyalty for restaurants. It's still the early days but people have love what he built between users and restaurants.

Dimitris Mitsos Kouvaros Mentor $100

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